

February 7, 2025

Amit Etkin, M.D., Ph.D.
President and Chief Executive Officer
Alto Neuroscience, Inc.
650 Castro Street, Suite 450
Mountain View, CA 94041

> **Re: Alto Neuroscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 3, 2025**
> **File No. 333-284667**

Dear Amit Etkin M.D., Ph.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Madison Jones, Esq.